

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2011

<u>Via Facsimile</u>
Dr. Jingong Pan
Chief Executive Officer
Apollo Solar Energy, Inc.
No. 485 Tengfei Third
Shuangliu Southwest Airport Economic Development Zone
Shuangliu, Chengdu
People's Republic of China, 610207

     Re: Apollo Solar Energy, Inc.

          Form 10-K for Fiscal Year Ended December 31, 2009
          Filed March 31, 2010

          Response Letter Dated September 14, 2010

          Form 10-K/A for Fiscal Year Ended December 31, 2009
          Filed September 15, 2010

          Form 10-Q for Fiscal Quarter Ended September 30, 2010
          Filed November 15, 2010

          Response Letter Dated November 29, 2010

          Form 10-K/A for Fiscal Year Ended December 31, 2009
          Filed November 30, 2010

          Response Letter Dated February 28, 2011

          Form 10-K/A for Fiscal Year Ended December 31, 2009
          Filed February 28, 2011

          Response Letter Dated February 28, 2011

          Form 10-K/A for Fiscal Year Ended December 31, 2009
          Filed April 5, 2011

          Response Letter Dated April 5, 2011

          Form 10-K for Fiscal Year Ended December 31, 2010
          Filed April 8, 2011

          File No. 000-12122

Dr. Jingong Pan
Apollo Solar Energy, Inc.
May 4, 2011
Page 2

Dear Dr. Pan:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ W. Bradshaw Skinner

W. Bradshaw Skinner
Senior Assistant
Chief Accountant